UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1. Press release dated April 27, 2026.

Item 1

Millicom (Tigo) strengthens its position in Colombia following the successful acquisition of the government stake in Coltel

This milestone enhances scale and investment capacity to strengthen network capabilities and support future growth in Colombia.

Luxembourg, April 27, 2026 – Millicom International Cellular S.A. ("Millicom") today announced it has acquired the remaining 32.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. ("Coltel") formerly held by La Nación. This milestone follows the successful conclusion of the tender offer for Telefónica’s controlling stake in February 2026 and marks the final step in Millicom’s strategic consolidation of the entity.

The acquisition represents a decisive moment for the Colombian telecommunications sector. By integrating Coltel fully into its operations, Millicom is creating a large-scale, financially viable operator with the enhanced investment capacity required to accelerate the country’s digital transformation.

The consolidation delivers the scale needed to accelerate nationwide 5G deployment, enhance service quality through combined technical capabilities, and support government efforts to expand digital inclusion—ultimately providing faster, more reliable connectivity and a more seamless digital experience for millions of Colombians.

The transaction takes place in an evolving competitive landscape, where traditional operators compete with global digital platforms, satellite providers, and other connectivity players. Scale, investment capacity, and operational efficiency are key to remaining competitive.

"This final step in the acquisition of Coltel reflects our long-term commitment and conviction in Colombia as a core market," said Marcelo Benitez, CEO of Millicom. "By unifying these operations, we are strengthening our ability to compete in a rapidly evolving industry, accelerate next-generation infrastructure, and contribute to Colombia’s long-term digital and economic development."

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For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to approximately 52 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 28, 2026